

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Neal Friedman
President
Primco Management Inc.
700 Rockaway Turnpike
Lawrence, NY 11559

> **Re:** **Primco Management Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2011**
> **File No. 333-173119**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Due to your financial condition, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

    As such, it is uncertain from your disclosure whether the company will be able to implement a business plan based in your current financial condition. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Prospectus Cover Page

2.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Prospectus Summary

Operations, page 5

3.   Please revise the summary to discuss briefly your historical and current operations and provide additional detail in your business section. For instance, please revise to clarify that you have net losses. This disclosure should provide balance to your disclosure in the first paragraph of your activities under the Operations subheading.

4.   Please revise your summary to briefly explain what your auditor's going concern opinion means.

Risk Factors, page 6

General

5.   Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value. Please disclose the material risks to investors resulting from the arbitrary determination of your offering price.

6.   Please review your risk factors and eliminate those generic risks applicable to any public company. For example, we note your risk factor at the top of page 7 regarding the risks related to compliance with periodic reporting requirements and your second risk factor on page 11 regarding the prospective impact that your responsiveness to future growth opportunities could have on your business. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

7.   We note that Mr. Friedman will continue to own a majority of your outstanding
        shares after this offering. As such, please revise to discuss the risk associated
        with his ability to cause you to engage in a business combination without seeking
        shareholder approval, as applicable.

8.   Please also include a separate risk factor under this subheading to make clear your
        key officers will also have complete control over decisions, including, but not
        limited to:

    •   all employment decisions;

    •   the appointment of other management positions; and

    •   whether to enter into material transactions with related parties.

9.   Please include a risk factor that discusses your principal officer's inexperience in
        running a public company and in the company's current business, if applicable.

5. The costs to meet our reporting and other requirements..., page 7

10.   Please revise this risk factor to clarify, if true, that your current operations will not
        be sufficient to cover the cost associated with satisfying your reporting
        obligations.

6. We are dependent on Neal Friedman..., page 8

11.   Considering your disclosure elsewhere in Risk Factor section regarding your lack
        of financial resources, please revise this risk factor and your later disclosure in the
        business section to explain in greater detail how you plan to engage qualified
        personnel to implement your strategy.

Forward-Looking Statements, page 11

12.   Please revise your disclosure in the last sentence in the second paragraph under
        this subheading to clarify that you are required, pursuant to applicable regulations,
        to update this prospectus during your continuous offering.

Use of Proceeds, page 12

13.   Please revise to provide a separate discussion of each component of the total
        estimated costs for this offering, consistent with your disclosure under Item 13.

Business Operations

Services, page 14

14.   Please significantly revise to describe more specifically what services you
        currently provide, how you provide these operations and to whom. In addition,
        please discuss in detail your planned real estate services. Revise your prospectus,
        including this section and your MD&A so that ordinary investors have a clear
        understanding of what you do and what services you provide.

15.   Please discuss in greater detail how the company will earn fees from providing
        consulting and management services, including a more robust discussion of the
        payment structure of your contractual arrangements.

Competition, page 20

16.   Please revise this section to discuss how you compete within your industry despite
        having limited operations and assets. In this regard, please discuss your
        competition's advantages over you and discuss how this will affect your
        competitive position within the industry.

17.   We note your disclosure on pages 20 and 22 regarding strategic partners and
        alliances. Please revise to remove duplicative disclosure and clarify, if true, that
        you currently have no strategic partners or alliances.

Employees, page 20

18.   Please disclose the approximate amount of time that your executive officers will
        devote to you.

Management's Discussion and Analysis of Financial Condition or Results of Operation

Results of Operations, page 25

19.   Considering that your auditors have issued a going concern opinion, please revise
        to indicate the course of action that you intend to take to remedy the deficiency.

Liquidity and Capital Resources, page 25

20.   Please discuss the company's specific cash requirements for next 12 months to
        continue its operations. Please also revise to discuss in greater detail the specifics
        of your oral loan arrangement with your principal officer to cover various
        expenses outstanding after you have exhausted the offering proceeds.

21.   We note your discussion of the impact that compliance with reporting company requirements under the Exchange Act will have on your liquidity on a going-forward basis. Please revise to discuss your estimated expenses in greater detail and how you determined such amounts.

22.   Please disclose the offering expenses to be paid by the company as disclosed in Part II of the registration statement and discuss how these expenses will affect your liquidity.

Plan of Operations, page 25

23.   We note you intend to spend $100,000 over the next one to three months to "complete management programs." Please revise to explain what you mean by complete management programs and more specifically describe and provide a breakdown of how the $100,000 will be used, assuming you are able to raise any proceeds.

Certain Relationships and Related Transactions, page 30

24.   We note that you received proceeds of $12,100 from the sale of common stock to Neal Friedman and that Mr. Friedman has verbally agreed to personally loan any amounts up to the $50,000 needed to run operations. Please provide applicable disclosure, including the approximate dollar value of any transaction, in accordance with Item 404(a) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 27

25.   Please expand your disclosure here to provide a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Friedman should serve as a director. Please refer to Item 401(e) of Regulation S-K.

26.   Please revise to disclose Mr. Friedman's specific experience as a consultant for Sapphire Capital Ventures.

Report of Independent Registered Public Accounting Firm, page 35

27.   Please revise to include the words "substantial doubt" in the going concern opinion paragraph to comply with PCAOB standards.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jody Walker, Esq. *(via facsimile)*